FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of Resolutions adopted at the 104th ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant) on June 24, 2011.

2.	News release issued on June 24, 2011, by the registrant, announcing the dividends forecasts for the fiscal year ending March 31, 2012 (fiscal 2012).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 27, 2011

(TRANSLATION)

June 24, 2011

Panasonic Corporation

Dear Shareholders:

Notice of Resolutions adopted at

the 104th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 104th Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 104th fiscal period from April 1, 2010 to March 31, 2011

Reports were duly made regarding the subject matter.

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No. 1:

To elect 20 directors:

Messrs. Kunio Nakamura, Masayuki Matsushita, Fumio Ohtsubo, Toshihiro Sakamoto, Takahiro Mori, Yasuo Katsura, Ken Morita, Ikusaburo Kashima, Yashihiko Yamada, Kazunori Takami, Makoto Uenoyama, Masatoshi Harada, Takashi Toyama, Ikuo Uno, Masayuki Oku and Masaharu Matsushita were re-elected as directors. Messrs. Kazuhiro Tsuga, Yoshiiku Miyata, Yoshiyuki Miyabe and Yoshiaki Nakagawa were newly elected as directors. They all accepted and assumed office.

Messrs. Ikuo Uno and Masayuki Oku are outside directors.

Bill No. 2:

To elect 2 corporate auditors:

Mr. Yasuo Yoshino was re-elected as corporate auditor. Mr. Yoshihiro Furuta was newly elected as corporate auditor. They all accepted and assumed office. Mr. Yasuo Yoshino is an outside corporate auditor.

Yours very truly,

Fumio Ohtsubo

President and Director

Panasonic Corporation

June 24, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Dividends Forecasts

Osaka, Japan, June 24, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced its dividends forecasts for the fiscal year ending March 31, 2012 (fiscal 2012).

The company was unable to provide financial forecasts and dividends forecasts for fiscal 2012 on April 28, as it was difficult to assess the impact of the Great East Japan Earthquake on its financial results at that time.

Based on its financial forecasts for fiscal 2012 which were announced on June 20, 2011 and Panasonic’s policy for providing return to shareholders, the company announced its cash dividends per share for fiscal 2012 as follows.

	Interim dividends per share	Year-end dividends per share	Total dividends per share for the fiscal year
Dividends for fiscal 2012 (planned)	5.00 yen	5.00 yen	10.00 yen

Dividends for fiscal 2011	5.00 yen	5.00 yen	10.00 yen

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

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